UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

“No news” Statement

On July 1, 2026, Eason Technology Limited, a Cayman Islands exempted company (the “Company”), issued the following statement pursuant to Section 401(d) of the NYSE American Company Guide in response to unusual market action starting from June 30, 2026 through today. The Company has made inquiries and has been unable to determine whether corrective actions are appropriate at this time. The Company is further announcing that the Company is not aware of any material nonpublic information or business developments that have not been publicly disclosed that would account for the recent trading activities.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: July 1, 2026	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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